UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2017 (Report No. 2)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on Thursday, December 21, 2017 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.05, of the Registrant at the close of trading on the Nasdaq Capital Market on November 21, 2017, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statements on Form S-8 (File No. 333-203114 and 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on Thursday, December 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd.
(Registrant)

By	/s/ Fredric Price
Name: Fredric Price
Executive Chairman

Date: November 16, 2017